SEC File No. 70-10122



                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549



                             CERTIFICATE PURSUANT TO

                                     RULE 24

                            OF PARTIAL COMPLETION OF

                                  TRANSACTIONS



                                FirstEnergy Corp.

------------------------------------
In the matter of                    :
FirstEnergy Corp.                   :        Certificate Pursuant
                                    :        to Rule 24 of Partial
                                    :        Completion of
                                    :        Transactions
                                    :
SEC File No. 70-10122               :
(Public Utility Holding Company Act :
of 1935)                            :
------------------------------------


TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:

         The undersigned, FirstEnergy Corp. (FirstEnergy) hereby certifies pursuant to Rule 24 of the Rules and Regulations under the Public Utility Holding Company Act of 1935 (the Act), that certain of the transactions proposed in the Applications, as amended, filed in SEC File No. 70-10122 have been carried out in accordance with the Commission's Order dated June 30, 2003 as follows:

(1) During the period October 1, 2003 through December 31, 2003, there were no sales of common stock or preferred securities by FirstEnergy.

(2) FirstEnergy issued 347,953 shares of common stock pursuant to options granted under employee benefit plans and dividend reinvestment plans during the fourth quarter of 2003.

(3) During the period October 1, 2003 through December 31, 2003, no FirstEnergy common stock was transferred to a seller of securities of a company being acquired.

(4) During the period October 1, 2003 through December 31, 2003, there were no Long-term Debt and Preferred Securities issued by FirstEnergy. FirstEnergy issued the following Short-term Debt during the fourth quarter of 2003:

             Transaction      Maturity              Transaction
                Date            Date       Rate        Amount      Loan Balance
             -----------      --------     ----     ------------   ------------

CitiBank (FirstEnergy Revolver - 364 Day Facility)
--------------------------------------------------
FirstEnergy    11/20/2003     12/4/2003    2.30%   $150,000,000.00   $134,166.67
FirstEnergy    11/20/2003     12/1/2003    2.30%   $150,000,000.00   $105,416.67
FirstEnergy     12/1/2003     12/4/2003    2.43%   $150,000,000.00    $30,312.50
FirstEnergy     12/1/2003     12/8/2003    2.43%   $100,000,000.00    $47,152.78
FirstEnergy     12/4/2003    12/18/2003    2.43%   $150,000,000.00   $141,458.33
FirstEnergy     12/4/2003    12/12/2003    2.43%   $120,000,000.00    $64,666.67
FirstEnergy     12/4/2003    12/18/2003    2.43%    $30,000,000.00    $28,291.67
FirstEnergy     12/4/2003    12/12/2003    2.43%    $30,000,000.00    $16,166.67
FirstEnergy    12/12/2003    12/15/2003    2.30%    $30,000,000.00     $5,750.00
FirstEnergy    12/15/2003    12/18/2003    2.43%    $30,000,000.00     $6,062.50
FirstEnergy     12/8/2003    12/22/2003    2.43%    $40,000,000.00    $37,722.22
FirstEnergy     12/8/2003    12/12/2003    2.43%    $40,000,000.00    $10,777.78
FirstEnergy    12/12/2003    12/15/2003    2.30%    $40,000,000.00     $7,666.67
FirstEnergy    12/15/2003    12/22/2003    2.43%    $40,000,000.00    $18,861.11
FirstEnergy    12/15/2003    12/23/2003    3.00%   $200,000,000.00   $133,333.33
FirstEnergy    12/23/2003    12/29/2003    2.49%   $200,000,000.00    $82,916.67
FirstEnergy    12/22/2003     1/5/2004     2.49%    $80,000,000.00    $77,388.89
FirstEnergy    12/22/2003    12/23/2003    3.06%    $80,000,000.00     $6,805.56
FirstEnergy    12/23/2003     1/5/2004     4.30%    $80,000,000.00   $124,222.22
FirstEnergy    12/22/2003    12/23/2003    4.88%    $35,000,000.00     $4,739.58
FirstEnergy    12/23/2003    12/24/2003    2.49%    $50,000,000.00     $3,454.86
FirstEnergy    12/29/2003     1/12/2004    3.00%   $200,000,000.00   $233,333.33
FirstEnergy     1/5/2004      1/26/2004    3.00%    $40,000,000.00    $70,000.00

CitiBank (FirstEnergy Revolver - 3 Year Facility)
-------------------------------------------------
FirstEnergy     8/11/2003     10/8/2003    2.38%    $60,000,000.00   $229,583.33
FirstEnergy     8/11/2003    10/16/2003    2.38%   $125,000,000.00   $544,270.83
FirstEnergy     10/1/2003     10/8/2003    2.25%    $40,000,000.00    $17,500.00
FirstEnergy    11/17/2003     12/1/2003    2.13%    $75,000,000.00    $61,979.17
FirstEnergy    11/17/2003    11/19/2003    2.13%    $75,000,000.00     $8,854.17
FirstEnergy    11/19/2003     12/1/2003    2.25%    $75,000,000.00    $56,250.00
FirstEnergy    11/19/2003    11/26/2003    2.25%   $200,000,000.00    $87,500.00
FirstEnergy    11/26/2003    12/10/2003    2.25%   $130,000,000.00   $113,750.00
FirstEnergy     12/1/2003    12/15/2003    2.25%   $175,000,000.00   $153,125.00
FirstEnergy     12/1/2003    12/12/2003    2.25%   $175,000,000.00   $120,312.50
FirstEnergy    12/10/2003    12/31/2003    2.31%    $70,000,000.00    $94,427.08
FirstEnergy    12/10/2003    12/12/2003    2.31%    $70,000,000.00     $8,993.06
FirstEnergy    12/12/2003    12/23/2003    2.19%    $70,000,000.00    $46,788.19
FirstEnergy    12/23/2003    12/29/2003    2.51%    $70,000,000.00    $29,312.50
FirstEnergy    12/29/2003    12/31/2003    2.64%    $70,000,000.00    $10,256.94
FirstEnergy    12/29/2003     1/20/2004    2.31%   $200,000,000.00   $282,638.89
FirstEnergy    12/31/2003     1/30/2004    2.64%    $70,000,000.00   $153,854.17
FirstEnergy    12/31/2003     1/27/2004    2.64%    $50,000,000.00    $98,906.25
FirstEnergy    12/31/2003     1/30/2004    2.64%    $20,000,000.00    $43,958.33

(5) During the period October 1, 2003 through December 31, 2003, the following short-term debt was issued by the Utility Subsidiaries:

             Transaction    Maturity              Transaction
                Date          Date       Rate        Amount       Loan Balance
             -----------    --------     ----     ------------    ------------

CitiBank (Ohio Edison Company (OE) Revolver)
--------------------------------------------
OE            9/2/2003      10/2/2003    2.30%  $250,000,000.00  $250,479,166.67
OE            10/2/2003     11/3/2003    2.30%  $250,000,000.00  $250,511,111.11
OE            11/3/2003     11/12/2003   2.30%  $150,000,000.00  $150,086,250.00
OE           11/12/2003     12/3/2003    2.18%   $75,000,000.00   $75,095,156.25
OE            12/3/2003      1/2/2004    2.24%   $40,000,000.00   $40,074,583.33


CitiBank (The Toledo Edison Company (TE) Revolver)
--------------------------------------------------
TE            8/18/2003     11/18/2003   2.56%  $70,000,000.00   $70,458,402.78
TE           11/18/2003      1/2/2004    2.50%  $70,000,000.00   $70,145,833.33
TE           12/18/2003      1/2/2004    2.56%  $70,000,000.00   $70,074,739.58

FirstMerit (OE Bi-Lateral Facility)
-----------------------------------
OE            12/8/2003     12/9/2003    1.75%  $11,000,000.00   $11,000,000.00
OE            12/1/2203     12/23/2003   1.75%  $14,000,000.00   $14,000,000.00
OE           12/26/2003     12/28/2003   1.75%  $12,000,000.00   $12,000,000.00
OE           12/29/2003     12/30/2003   1.75%   $3,000,000.00    $3,000,000.00
OE           12/31/2003      1/1/2004    1.75%  $14,000,000.00   $14,000,000.00

Under the Utility Money Pool, the principal balance of borrowings at the end of the fourth quarter of 2003 and average interest rate during the fourth quarter of 2003 are as follows:

          Regulated Money Pool                Average          Principal
         Loan to/(Borrowing from):         Interest Rate        Balance
     -----------------------------------   -------------     ------------=
     OE                                       1.7507%        $ 175,969,303
     Pennsylvania Power Company (Penn)        1.7507%          (11,334,233)
     The Cleveland Electric Illuminating
       Company (CEI)                          1.7507%         (168,984,937)
     TE                                       1.7507%         (285,953,021)
     American Transmission Systems,
       Incorporated (ATSI)                    1.7507%          105,527,635
     Jersey Central Power & Light
       Company (JCP&L)                        1.7507%         (230,984,856)
     Metropolitan Edison Company (Met-Ed)     1.7507%          (65,335,434)
     Pennsylvania Electric Company
       (Penelec)                              1.7507%          (78,510,333)
     York Haven Power Company                 1.7507%           10,467,095

(6) During the fourth quarter of 2003, there were no financings consummated by any Non-Utility subsidiary that were not exempt under rule 52.

(7) During the fourth quarter of 2003, the following guarantees were made by FirstEnergy to support activities of its subsidiaries:

                                                                   Purpose of
     Beneficiary                         Amount         Terms      Guarantee
     -----------                         ------         -----     ----------

     FirstEnergy Solutions Corp. (FES) (Trading - Electric)
     ------------------------------------------------------
     Constellation Power Source        $10,000,000       (a)          (b)
     Exelon Generation Company           6,000,000       (a)          (b)
     HQ Energy Services                  7,500,000       (a)          (b)
     Midwest ISO (MISO)                  8,000,000       (a)          (b)
     Strategic Energy                    2,500,000       (a)          (b)

     FES (Trading - Gas)
     ------------------
     ChevronTexaco Corporation          10,000,000       (a)          (b)
     Columbia Gas of Ohio                  250,000       (a)          (b)
     Coral Energy Resources              4,000,000       (a)          (b)
     South Jersey Resource Group         2,050,000       (a)          (b)
     Utility Resource Solutions          1,500,000       (a)          (b)

     JCP&L
     -----
     One River Associates                15,000,000      11 years     (c)

     FirstEnergy Service Company
     ---------------------------
     One River Associates                 3,500,000       6 years     (c)

     FirstEnergy Generation Corp. (Fuel Marketing / Coal)
     ----------------------------------------------------
     Phibro Inc.                          1,000,000      (a)          (d)
     American Electric
        Power Service                       500,000      (a)          (d)

     FES- Retail
     -----------
     Public Service Electric & Gas        1,405,000      (a)          (e)

     Met-Ed (Long-term Power Supply)
     -------------------------------
     Constellation Power Source          22,500,000      7 years      (f)

     Penelec (Long-term Power Supply)
     --------------------------------
     Constellation Power Source          22,500,000      7 years      (g)

     (a) Such guarantees are issued for a one-year term, with a ten-day termination right by FirstEnergy
     (b) Parental guarantees issued by FirstEnergy to provide credit support for electric power and natural gas purchases by subsidiary
     (c) Credit backstop to support leases of office space for FE building facilities
     (d) Credit backstop to support coal purchases and emission trading
     (e) Credit requirement in non-FirstEnergy service territories
     (f) Parental guaranty issued by FirstEnergy to support the long-term power purchase by Metropolitan Edison Company from Constellation.
     (g) Parental guaranty issued by FirstEnergy to support the long-term power purchase by Pennsylvania Electric Company from Constellation.

The following Letters of Credits (LOC) were issued during the fourth quarter of 2003:
                                                                    Purpose of
     Beneficiary                                  Amount                LOC
     -----------                                  ------            -----------

     FES
     ---
     Cincinnati Gas & Electric Company          $10,000,000*            (a)
     National Fuel Gas Distribution Corp.         3,267,000             (b)

     MYR Group Inc.
     --------------
     Zurich American Insurance                   13,100,000             (c)
     C.N.A. Insurance Co.                           565,412             (c)

     GPU Service, Inc.
     -----------------
     Genesis Insurance Co.                        4,197,016             (d)
     Cologne Reinsurance Company (Dublin) Ltd.    6,008,976             (d)

     JCP&L, FES, FirstEnergy Service Company,
     GPU Telcom, Inc., FirstEnergy Telecommunication Corp.
     -----------------------------------------------------
     Travelers Casualty and Surety Co. of
       America                                    3,000,000             (e)

     FirstEnergy
     -----------
     Deutsche Bank Trust Company Americas           400,000             (f)
     Deutsche Bank Trust Company Americas        60,000,000**           (g)
     Morgan Stanley                              11,100,000             (h)

     * Amount increased from $5.5 million to $10 million in the fourth quarter 2003.
     ** A replacement LOC of $50 million that was issued in the second quarter
        2003.

     (a) Collateral for entering into purchase power agreements with Cincinnati Gas & Electric Company.
     (b) Collateral for Customer Balancing Aggregator Program.
     (c) Replaces Surety Bonds on MYR Group insurance and workers compensation policies.
     (d) Replaces Surety Bonds for self-insurance claims.
     (e) Replaces Surety Bonds on workers compensation and self-insurance due to rating agency changes.
     (f) Collateral for the sale of the Termobarranquilla, S.A. (TEBSA) facilities.
     (g) Granted FirstEnergy the ability to sell its remaining 20.1% in Aquila Sterling Holdings (Midlands), and unencumbered the Argentina assets abandoned in April 2003.
     (h) Guarantee provided for the sale of Aquila Note to Morgan Stanley

(8)  During the Fourth Quarter of 2003, FirstEnergy  Corp.  entered into fifteen
(15) transactions designed to hedge the fair value of a portion of its fixed-rate long-term debt portfolio against decreases in interest rates. The hedge structures are fixed - for - floating interest rate swaps, whereby FirstEnergy Corp. will receive fixed payments equivalent to the fixed coupon rates of the bonds being hedged, and pay floating rate payments based on the 6-month London Interbank Offering Rate (LIBOR) plus or minus an applicable spread. The debt instruments being hedged, notional amounts, counterparties, and principal terms of the fair value hedges are filed pursuant to request for confidential treatment.

(9) Investments made during the fourth quarter of 2003 in any intermediate subsidiary or financing subsidiary are as follows:

Company                                    Investment
-------                                    ----------
                                        (In Thousands $)

Centerior Funding Corp.                     $13,500
GPU Diversified Holdings LLC                $   400


(10) During the fourth quarter of 2003 FirstEnergy filed the following U-6B-2 forms:

Company                                  Filling Date
-------                                  ------------
CEI                                      December 22, 2003

(11) CEI engaged in jurisdictional financing transactions during the fourth quarter of 2003. Consolidated balance sheets of CEI for the quarter ended December 31, 2003 are incorporated by reference to CEI's Form 10-K Annual Report to SEC for the year ended December 31, 2003 (File No. 1-2323).

(12) The following table presented in thousands, provides the capital structure of FirstEnergy on a consolidated basis and each Utility Subsidiary as of the end of the fourth quarter 2003.


FirstEnergy                           Amount                  Ratio
-----------                         ----------                -----
Common Equity                      $ 8,289,341                40.07%
Preferred Stock                        335,123                 1.62%
Long-Term Debt                      11,543,263                55.79%
Short-Term Debt                        521,540                 2.52%
                                    ----------               ------
Total Capitalization               $20,689,267               100.00%
                                    ----------               ------

OE
--
Common Equity                       $2,582,970                57.24%
Preferred Stock                        100,070                 2.22%
Long-Term Debt                       1,646,378                36.49%
Short-Term Debt                        182,874                 4.05%
                                     ---------               ------
Total Capitalization                $4,512,292               100.00%
                                     ---------               ------

CEI
---
Common Equity                       $1,778,827                41.03%
Preferred Stock                         96,404                 2.22%
Long-Term Debt                       2,272,057                52.41%
Short-Term Debt                        188,156                 4.34%
                                     ---------               ------
Total Capitalization                $4,335,444               100.00%
                                     ---------               ------

TE
--
Common Equity                       $  749,521                41.98%
Preferred Stock                        126,000                 7.06%
Long-Term Debt                         553,722                31.02%
Short-Term Debt                        355,953                19.94%
                                     ---------               ------
Total Capitalization                $1,785,196               100.00%
                                     ---------               ------

Penn
----
Common Equity                         $230,786                45.70%
Preferred Stock                         39,105                 7.74%
Long-Term Debt                         223,832                44.32%
Short-Term Debt                         11,334                 2.24%
                                     ---------               ------
Total Capitalization                  $505,057               100.00%
                                     ---------               ------

JCP&L
-----
Common Equity                       $3,153,974                67.54%
Preferred Stock                         12,649                 0.27%
Long-Term Debt                       1,271,912                27.24%
Short-Term Debt                        230,985                 4.95%
                                     ---------                -----
Total Capitalization                $4,669,520               100.00%
                                     ---------               ------

Met-Ed
------
Common Equity                       $1,292,667                63.53%
Preferred Stock                           -                     -  %
Long-Term Debt                         676,770                33.26%
Short-Term Debt                         65,335                 3.21%
                                     ---------                -----
Total Capitalization                $2,034,772               100.00%
                                     ---------               ------

Penelec
-------
Common Equity                       $1,297,332                66.86%
Preferred Stock                           -                     -  %
Long-Term Debt                         564,526                29.09%
Short-Term Debt                         78,510                 4.05%
                                     ---------               ------
Total Capitalization                $1,940,368               100.00%
                                     ---------               ------


(13) The following table presented in thousands provides retained earnings analysis of FirstEnergy on a consolidated basis and each Utility Subsidiary as of the end of the fourth quarter 2003.


                                    FirstEnergy     OE        CEI         TE
                                    -----------   ------    -------    --------
Balance, December 31, 2002
  (Restated)                        $1,634,981   $800,021   $262,323   $ 76,978
Net Income                             422,764    324,645    239,411     45,480
Cash Dividends on Preferred Stock            -     (2,732)    (7,429)    (8,838)
Cash Dividends on Common Stock        (453,360)  (599,000)         -          -
Other                                        -          -        (93)         -
                                     ---------    -------    -------    -------
Balance, December 31, 2003          $1,604,385   $522,934   $494,212   $113,620
                                     ---------    -------    --------   -------


                                         Penn      JCP&L     Met-Ed     Penelec
                                         ----      -----     ------     -------
Balance, December 31, 2002             $50,916    $92,003    $17,841    $32,705
Net Income                              48,451     68,017     61,170     21,333
Cash Dividends on Preferred Stock       (3,188)      (500)         -          -
Cash Dividends on Common Stock         (42,000)  (138,000)   (52,000)   (36,000)
Other                                        -        612          -          -
                                        ------    -------     ------     ------
Balance, December 31, 2003             $54,179   $ 22,132    $27,011    $18,038
                                        ------    -------     ------     ------
                                       6

(14) On December 23, 2003, Standard & Poors Ratings Services (S&P) lowered its corporate credit rating on FirstEnergy Corp. to `BBB-' from `BBB'. With the exception of the senior secured issue ratings on Ohio Edison Co. bonds, all subsidiary ratings were lowered one notch as well. The ratings were removed from CreditWatch, where they were placed with negative implications on Aug. 18, 2003. The outlook on all ratings is stable. A list of S&P's ratings actions follows:

    FirstEnergy
    -----------
    -- Corporate credit rating lowered to 'BBB-' from 'BBB'
    -- Senior unsecured debt lowered to 'BB+' from 'BBB-'

    OE
    --
    -- Corporate credit rating lowered to 'BBB-' from 'BBB'
    -- Senior secured debt affirmed at 'BBB'
    -- Senior unsecured debt lowered to 'BB+' from 'BBB-'
    -- Preferred stock lowered to 'BB' from 'BB+'

    CEI
    ---
    -- Corporate credit rating lowered to 'BBB-' from 'BBB'
    -- Senior secured debt lowered to 'BBB-' from 'BBB'
    -- Senior unsecured debt lowered to 'BB+' from 'BBB-'
    -- Preferred stock lowered to 'BB' from 'BB+'

    TE
    --
    -- Corporate credit rating lowered to 'BBB-' from 'BBB'
    -- Senior secured debt lowered to 'BBB-' from 'BBB'
    -- Senior unsecured debt lowered to 'BB+' from 'BBB-'
    -- Preferred stock lowered to 'BB' from 'BB+'

    Penn
    ----
    -- Corporate credit rating lowered to 'BBB-' from 'BBB'
    -- Senior secured debt lowered to 'BBB-' from 'BBB'
    -- Senior unsecured debt lowered to 'BB+' from 'BBB-'
    -- Preferred stock lowered to 'BB' from 'BB+'

    Met-Ed
    ------
    -- Corporate credit rating lowered to 'BBB-' from 'BBB'
    -- Senior secured debt lowered to 'BBB' from 'BBB+'

    Penelec
    -------
    -- Corporate credit rating lowered to 'BBB-' from 'BBB'
    -- Senior secured debt lowered to 'BBB' from 'BBB+'
    -- Senior unsecured debt lowered to 'BB+' from 'BBB-'

    JCP&L
    -----
    -- Corporate credit rating lowered to 'BBB-' from 'BBB'
    -- Senior secured debt lowered to 'BBB' from 'BBB+'
    -- Preferred stock lowered to 'BB' from 'BB+'

(15) FirstEnergy's aggregate investment includes all amounts invested, or commitments to be invested, in foreign utility companies (FUCOs) and exempt wholesale generators (EWGs), for which there is recourse, directly or indirectly, to the registered holding company. Accordingly, FirstEnergy's aggregate investment as of December 31, 2003 is as follows:

                                                         (In Thousands)
FUCOs                                                    -------------
-----

Midlands Electricity plc                                  $   64,200
                                                           ---------
         Subtotal                                             64,200
                                                           ---------

EWGs
----

FE Generation Corp.                                       $  895,188
GPU Power, Inc.                                              174,060
                                                           ---------
         Subtotal                                          1,069,248
                                                           ---------
         Aggregate Investment in FUCOs and EWGs           $1,133,448*
                                                           =========

* Aggregate investment amounts reflected here include LOCs and guarantees, but do not include any goodwill or other fair value adjustments.


Aggregate Investment as a Percentage of FirstEnergy and Subsidiary Companies:
----------------------------------------------------------------------------
Total capitalization                    $ 20,689,267          5.5%
Net utility plant                       $ 13,268,922          8.5%
Total consolidated assets               $ 32,909,948          3.4%
Market value of common equity           $ 11,610,237          9.8%

(16) Set forth below is a summary of the direct or indirect investments as defined in SEC Rule 53(a) by FirstEnergy, as of December 31, 2003 in EWGs and FUCOs, as well as the percentage of equity ownership.

                                          First           First          Owners not affiliated with
                                         Energy's        Energy's %             FirstEnergy
                           FUCO         Investment         Equity       ----------------------------
Associate                   or          at 12/31/03        Owner-                            Type of
 Company                   EWG            ($000)**          ship        Name of Entity        Entity
---------                  ----         -----------       -------       ---------------       ------

GPU Power, Inc.            EWG           174,060          100%         Not Applicable          N/A

EI International           EWG             1,734*         100%         Not Applicable          N/A
 (a)

GPUI Colombia,             EWG             1,858*         100%         Not Applicable          N/A
Ltda. (a)

Midlands                   FUCO           64,200          20.1%        Aquila Sterling         Domestic
Holdings LLC
Electricity plc
(Midlands) (b)

Termobarranquilla          EWG           113,806*         28.67%       ABB Energy Ventures,    Foreign
S.A. (a)                                                               Inc.
                                                                       Lancaster Steel         Foreign
                                                                       Distral Group           Foreign
                                                                       Corp. Electrica         Foreign
                                                                       De la Costa
                                                                       Atlantica

EI Barranquilla,           EWG            47,176*         100%         Not Applicable          N/A
Inc. (a)

Barranquilla               EWG            49,280*         100%         Not Applicable          N/A
Lease Holdings,
Inc. (a)

Los Amigos                 EWG                12*         100%         Not Applicable          N/A
Leasing Company,
Ltd. (a)

International
Power Advisors,
Inc.                       EWG             3,962*         100%         Not Applicable          N/A

FE Generation
Corp.                      EWG           895,188          100%         Not Applicable          N/A
                                       ---------

Total Aggregate
Investment in
EWGs & FUCOs *                        $1,133,448
                                       =========

(*) FirstEnergy's aggregate investment does not include the items shown with asterisks in order to avoid duplication.

(**) Aggregate investment amounts reflected here include LOCs and guarantees, but do not include any goodwill or other fair value adjustments.

(a) FirstEnergy reached an agreement to sell Termobarranquilla S.A.; Barranquilla Lease Holding, Inc.; Los Amigos Leasing Company, Ltd.; EI Barranquilla, Inc.; EI International and GPUI Colombia, Ltda. to Darby Delaware Mezzanine Holdings L.L.C. in 2003. The sale was completed on January 31, 2004.

(b) FirstEnergy reached an agreement to sell Midlands on October 21, 2003. The sale was completed on January 16, 2004.


(17) FirstEnergy and Subsidiary Companies Consolidated Capitalization Ratios as of December 31, 2003:


                                        Amount (000's)                   %
                                        --------------                   -

Common equity                           $  8,289,341                    40.1
Preferred stock not subject to               335,123                     1.6
  mandatory redemption
Long-term debt-
 Preferred stock subject to
  mandatory redemption *                      18,514                     0.1
 Subordinated debentures to
  affiliated trusts**                        294,324                     1.4
 Other                                    11,230,425                    54.3
Notes payable                                521,540                     2.5
                                         -----------                   -----

         Total capitalization           $ 20,689,267                   100.0%
                                         ===========                   =====

* Effective July 1, 2003 with the adoption of SFAS 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", preferred stock subject to mandatory redemptions were reclassified as long-term debt.

** Effective in December 2003 with the adoption of FIN 46R, "Consolidation of Variable Interest Entities, and Interpretation of ARB No. 51", certain business trusts and their trust preferred securities previously reported by FirstEnergy in its consolidated financial statements have been deconsolidated and FirstEnergy began reporting the related subordinated debentures to those trusts in its consolidated financial statements.

(18) Market-to-book ratio of FirstEnergy and Subsidiary Companies common stock at December 31, 2003:

Closing Market Price per Share                                         $ 35.20
Book Value per Share                                                   $ 25.31
Market-to Book Ratio of Common Stock                                    139.1%

(19) No new EWG/FUCO project covered by the Modified Rule 53 Test in which Firstenergy has invested or committed to invest during the fourth quarter of 2003.

(20)  Analysis of Growth in Retained  Earnings for  FirstEnergy  and  Subsidiary
Companies:

                                                          (In Thousands)
                                                          --------------

Retained Earnings as of 12/31/03                           $1,604,385
Retained Earnings as of 12/31/02 *                          1,634,981
                                                            ---------
Decrease in Retained Earnings                              $  (30,596)
                                                            =========

Analysis of Decrease in Retained Earnings:

Income contribution from regulated utility companies       $  766,064
Loss from FUCOs/EWGs                                         (111,291)
Income contribution from all other companies                  (54,074)
FirstEnergy Holding and Service companies                    (177,935)
Cash dividends declared on common stock                      (453,360)
                                                            ---------
Decrease in Retained Earnings                              $  (30,596)
                                                            =========

*    Retained   Earnings  as  of  12/31/02  restated  per  Amendment  No.  2  of
     FirstEnergy 2002 Form 10-K/A.

(21) Statements of Operations for the period ended December 31, 2003 for the following Project Parents and Exempt Entities will be filed separately under a request for confidential treatment under Rule 104 (b):

                      Termobarranquilla, S.A.
                      GPUI Colombia, Ltda.
                      FirstEnergy Generation Corp.

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


                                    SIGNATURE


         The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.



                                              FIRSTENERGY CORP.


March 24, 2004
                               By:          /s/ Harvey L. Wagner
                                     ---------------------------------------
                                                Harvey L. Wagner
                                          Vice President, Controller
                                         and Chief Accounting Officer
                                         (Principal Accounting Officer)

                                       12